United States
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pozen, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

73941U102

(CUSIP Number)

December 2, 2004

(Date of Event Which Requires Filing This Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed”
for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).

CUSIP No. 73941U102

1.	Names of Reporting Persons	Biotech Target N.V.

	I.R.S. Identification Nos. of above persons (entities only):	N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Netherlands Antilles

Number of Shares	5.	Sole Voting Power	0
Beneficially Owned by Each
Reporting Person with:
	6.	Shared Voting Power	1,390,700

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	1,390,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,390,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by amount in Row (9)	4.8%

12.	Type of Reporting Person (See Instructions)	CO

CUSIP No. 73941U102

1.	Names of Reporting Persons	BB Biotech AG

	I.R.S. Identification Nos. of above persons (entities only):	N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Switzerland

Number of Shares	5.	Sole Voting Power	0
Beneficially Owned by Each
Reporting Person with:
	6.	Shared Voting Power	1,390,700

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	1,390,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,390,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by amount in Row (9)	4.8%

12.	Type of Reporting Person (See Instructions)	CO, HC

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	1,390,700

(b)	Percent of class:	4.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	1,390,700

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	1,390,700

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

     After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB Biotech AG

Date:	December 6, 2004	By:	/s/ Adrian Brüngger Signatory Authority

		Name:	Adrian Brüngger

		Title:	Signatory Authority

Date:	December 6, 2004	By:	/s/ Roland Maier Signatory Authority

		Name:	Roland Maier

		Title:	Signatory Authority

Biotech Target N.V.

Date:	December 6, 2004	By:	/s/ Adrian Brüngger Signatory Authority

		Name:	Adrian Brüngger

		Title:	Signatory Authority

Date:	December 6, 2004	By:	/s/ Roland Maier Signatory Authority

		Name:	Roland Maier

		Title:	Signatory Authority

Exhibit Index

Exhibit 1: Agreement by and between BB Biotech AG and Biotech Target N.V. with respect to the filing of this disclosure statement.[1]

[1]	Previously filed.